Sino-Global Shipping America, Ltd.

136-56 39th Ave, Suite 305

Flushing, NY 11354

April 1, 2013

By EDGAR Delivery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Max A. Webb, Assistant Director and Ada D. Sarmento

Re:	Sino-Global Shipping America, Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed March 14, 2013
File No. 001-34024

Dear Mr. Webb and Ms. Sarmento:

On behalf of Sino-Global Shipping America, Ltd. (the “Company”), we hereby provide responses to the comments raised in that certain letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company dated March 25, 2013. For the Staff’s convenience, we have included the Staff’s comment verbatim above our response.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that certain portions of your Definitive Proxy Statement for your 2013 Annual Meeting are to be incorporated by reference into your Form 10-K for the Fiscal Year Ended June 30, 2012 in reliance on General Instruction G.(3) of Form 10-K. As you have yet to file your Definitive Proxy Statement for your 2013 Annual Meeting, we also note that you did not comply with the 120-day period set forth in such instruction. Please confirm that in future filings, to the extent that you omit information in reliance on General Instruction G.(3) of Form 10-K, that you will comply with the 120-day period set forth in such instruction. Please also confirm your understanding that you are considered an untimely filer and you would therefore not be eligible to use Form S-3 until after you subsequently file your Exchange Act reports on a timely basis for 12 calendar months after the original Form 10-K due date.

Response:	We confirm that in future filings, to the extent we omit information in reliance on General Instruction G.(3) of Form 10-K, we will comply with the 120 day period set forth in that instruction. We further understand that we are an untimely filer and are ineligible to use Form S-3 until we have subsequently filed our Exchange Act reports on a timely basis for 12 calendar months after the original Form 10-K due date.

2.	Please revise your proxy statement to include a shareholder advisory vote to approve the compensation of your named executive officers, as disclosed in your proxy statement pursuant to Item 402 of Regulation S-K, and a shareholder advisory vote as to whether the shareholder vote to approve the named executive officer compensation should occur every 1, 2 or 3 years. See Rule 14a-21 of Regulation 14A and Item 24 of Schedule 14A.

Response:	We have revised the proxy statement to include advisory votes (a) on compensation of our named executive officers and (b) on whether such a shareholder vote should occur every 1, 2 or 3 years.

3.	Please file a form of proxy card as required by Rule 14a-6 of Regulation 14A.

Response:	We have filed the form of proxy card.

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Proposal Two, page 7

What level of control does the Investor intend to exert on our Company?, page 9

4.	Please disclose in this section what percentage of your issued and outstanding common stock Mr. Zhang will own after the transaction takes place.

Response:	We have disclosed in this section that Mr. Zhang would own approximately 38.27% of our company’s issued and outstanding shares of common stock after the Issuance.

Board of Directors and Corporate Governance Information, page 12

5.	Please provide the Director Compensation Table disclosure required by Item 402(r) of Regulation S-K.

Response:	We have provided the requested Director Compensation Table at page 19.

Outstanding Equity Awards at Fiscal Year-End, page 19

6.	We note that you have provided certain information required by Item 201(d) of Regulation S-K, Securities Authorized for Issuance Under Equity Compensation Plans, under this heading. Please revise to correct the heading for this table to Equity Compensation Plan Information and include two additional rows as required by Item 201(d) labeled ‘Equity compensation plans not approved by security holders’ and ‘Total.’ Please also provide the Outstanding Equity Awards at Fiscal Year-End Table disclosure required by Item 402(p) of Regulation S-K.

Response:	We have made the requested disclosures and revisions.

Exhibits

7.	Please label the exhibits Exhibit A and B as referenced in the proxy statement. Please also file Exhibit A to the Share Purchase Agreement.

Response:	We have labeled the exhibits as requested and clarified Exhibit A to the Share Purchase Agreement refers to Exhibit B to the proxy statement, the Escrow Agreement.

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorneys, Bradley Haneberg (804.771.5790) and Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cao Lei

Cao Lei
Chief Executive Officer

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